Exhiibit 99.1

PRESS RELEASE

BROOKFIELD PROPERTY PARTNERS REPORTS

SECOND QUARTER 2017 RESULTS

All dollar references are in U.S. dollars, unless noted otherwise.

Brookfield News, August 2, 2017 – Brookfield Property Partners L.P. (NYSE: BPY; TSX: BPY.UN) (“the Partnership” or “BPY”) today announced financial results for the quarter ended June 30, 2017.

“We continued with another quarter of FFO growth, fueled largely by organic drivers within our business,” said Brian Kingston, chief executive officer. “We also continued to reallocate capital from mature, stable assets into higher returning investment opportunities.”

Financial Results

	Three months ended June 30,		Six months ended June 30,
(US$ Millions, except per unit amounts)	2017	2016	2017	2016
Net income(1)	$664	$569	$851	$1,009
Company FFO(2)	$258	$250	$495	$467

Net income per LP unit(3)	$0.31	$0.45	$0.09	$0.77
Company FFO per unit(4)	$0.37	$0.35	$0.70	$0.66

Net income for the quarter ended June 30, 2017 was $664 million ($0.31 per LP unit) versus $569 million ($0.45 per LP unit) for the same period in 2016. The increase in net income for the quarter is primarily attributable to valuation gains in our Opportunistic segment, specifically in our industrial and student housing businesses.

Company FFO was $258 million ($0.37 per unit) for the quarter ended June 30, 2017 compared with $250 million ($0.35 per unit) for the same period in 2016.

Operating Highlights

Our core office operations generated Company FFO of $162 million for the quarter ended June 30, 2017 compared to $150 million in the same period in 2016. Our current quarter results benefitted from moderate same-property growth in source currency as a result of continued progress on leasing and a one-time gain of $32 million in our U.K. office operations. These benefits were partially offset by the impact of reallocating capital raised from asset sales and the conversion of foreign currencies into fewer U.S. dollars.

(1)	Consolidated basis – includes amounts attributable to non-controlling interests.
(2)	See "Basis of Presentation" and “Reconciliation of Non-IFRS Measures” in this press release for the definition.
(3)	Represents basic net income attributable to holders of LP units. IFRS requires the inclusion of preferred units that are mandatorily convertible into LP units at a price of $25.70 without an add-back to earnings of the associated carry on the preferred units.
(4)	Company FFO per unit is calculated based on 704.6 million (2016 – 711.2 million) and 705.7 million (2016 – 711.2 million) units outstanding for the three and six months ended June 30, 2017, respectively. See reconciliation of basic net income in the "Reconciliation of Non-IFRS Measures" section in this press release.

Occupancy in our core office portfolio finished the quarter at 91.9% – an increase of 40 basis points over the prior quarter – on 1.8 million square feet of total leasing. New leases were signed at average rents approximately 42% higher than expiring leases in the quarter.

Our core retail operations generated Company FFO of $119 million for the quarter ended June 30, 2017 compared to $108 million in the comparable period in 2016. The increase in Company FFO is attributable to recognized revenue on property sales at Ala Moana in Honolulu and modest same-property growth.

Core same-property retail occupancy finished the second quarter of 2017 at 94.6%, with average suite-to-suite rent spreads of 20% for leases commencing in the trailing 12 months. Tenant sales (excluding anchors) increased by 0.8% on a trailing 12-month basis to $21.2 billion.

Our opportunistic segment generated Company FFO of $96 million for the quarter ended June 30, 2017, compared to $110 million in the second quarter of the prior year. The decrease in Company FFO over the prior year was largely the result of a merchant-build disposition gain of $21 million in the prior year period.

	Three months ended June 30,		Six months ended June 30,
(US$ Millions)	2017	2016	2017	2016
Company FFO by segment
Core Office	$162	$150	$318	$299
Core Retail	119	108	229	219
Opportunistic	96	110	179	183
Corporate	(119)	(118)	(231)	(234)
Company FFO(1)	$258	$250	$495	$467

(1)	See "Basis of Presentation" and "Reconciliation of Non-IFRS Measures" below in this press release for the definitions and components.

Strategic Initiatives

Dispositions

During and subsequent to the second quarter, we continued to advance our capital recycling initiatives via the dispositions of:

•	Our 51% interest in 245 Park Avenue in New York City for $1.1 billion, generating net proceeds of approximately $689 million.
•	20 Canada Square in London for £410 million, generating net proceeds of approximately $125 million.
•	Nine triple net lease properties in the U.S., generating net proceeds of $58 million ($17 million at BPY’s share).
•	Red Cliffs Mall in St. George, UT, generating net proceeds of $39 million ($11 million at BPY’s share).

New Investments

The proceeds raised from asset sales were used to invest in our active development pipeline and to fund new acquisitions, including the:

•	Redemption of the remaining 16.7% of Brookfield Canada Office Properties that BPY did not own for approximately C$516 million.
•	Acquisition of the remaining 19.5% public float of Brookfield Prime Property Fund (Australia) that BPY did not own for approximately A$90 million.
•	Acquisition of an interest in the 1.8-million-square-foot, mixed-use California Market Center in Los Angeles’ Fashion District for $437 million ($114 million at BPY’s share).
•	Acquisition of two multifamily properties in Orange County, CA and Metro Washington, DC for $168 million ($110 million at BPY’s share).
•	Acquisition of interests in three opportunistic U.S. malls for $152 million ($77 million at BPY’s share).
•	Acquisition of partner’s 50% interest in Neshaminy Mall in Bensalem, PA for $34 million ($10 million at BPY’s share).
•	Subsequent to quarter-end, the acquisition of interests in 13 Sears parcels in the U.S. earmarked for redevelopment and repositioning for $248 million ($74 million at BPY’s share).

Balance Sheet Update

We also executed on the following transactions to increase our balance sheet flexibility by increasing liquidity and extending the maturity of our debt:

•	We refinanced a portfolio of U.S. triple net lease assets for $970 million for a term of six years at an average coupon rate of 4.03%, lowering the cost of debt on these assets by 150 basis points.
•	Our U.K. hospitality business raised £830 million in three tranches of notes with a blended coupon rate of 4.36% for an average term of six years. A portion of the proceeds were used to repay £560 million of 7.00% notes. Net proceeds to BPY were $93 million.
•	We refinanced a portfolio of our Manhattan multifamily properties with a new, seven-year $714 million loan facility at a floating interest rate of L+1.94%. Net proceeds to BPY were $42 million.

Unit Repurchase Program

Utilizing the in-place Normal Course Issuer Bid, the Partnership purchased 493,622 of its Limited Partnership units in the second quarter of 2017 at an average price of $22.04 per unit.

Distribution Declaration

The Board of Directors has declared the quarterly distribution of $0.295 per unit payable on September 29, 2017 to unitholders of record at the close of business on August 31, 2017.

The quarterly distributions are declared in U.S. dollars. Registered unitholders residing in the United States shall receive quarterly cash distributions in U.S. dollars and registered unitholders not residing in the United States shall receive quarterly cash distributions in the Canadian dollar equivalent, based on the Bank of Canada exchange rate on the record date. Registered unitholders residing in the United States have the option, through Brookfield Property Partners’ transfer agent, AST Trust Company (Canada) ("AST"), to elect to receive quarterly cash distributions in the Canadian dollar equivalent and registered unitholders not residing in the United States have the option through AST to elect to receive quarterly cash distributions in U.S. dollars. Beneficial unitholders (i.e., those holding their units in street name with their brokerage) should contact the broker with whom their units are held to discuss their options regarding distribution currency.

Additional Information

Further details regarding the operations of the Partnership are set forth in regulatory filings. A copy of the filings may be obtained through the website of the SEC at www.sec.gov and on the Partnership’s SEDAR profile at www.sedar.com.

The Partnership’s quarterly letter to unitholders and supplemental information package can be accessed before the market open on August 2, 2017 at http://bpy.brookfield.com. This additional information should be read in conjunction with this press release.

The Board has reviewed and approved this press release, including the summarized unaudited consolidated financial statements contained herein.

* * * * *

Basis of Presentation

This press release and accompanying financial information make reference to net operating income (“NOI”), same-property NOI, funds from operations (“FFO”), Company FFO (“Company FFO”) and net income attributable to unitholders.

Company FFO and net income attributable to unitholders are also presented on a per unit basis. NOI, same-property NOI, FFO, Company FFO and net income attributable to unitholders do not have any standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) and therefore may not be comparable to similar measures presented by other companies. The Partnership uses NOI, same-property NOI, FFO, Company FFO and net income attributable to unitholders to assess its operating results. These measures should not be used as alternatives to Net Income and other operating measures determined in accordance with IFRS, but rather to provide supplemental insights into performance. Further, these measures do not represent liquidity measures or cash flow from operations and are not intended to be representative of the funds available for distribution to unitholders either in aggregate or on a per unit basis, where presented.

NOI is defined as revenues from commercial and hospitality operations of consolidated properties less direct commercial property and hospitality expenses. As NOI includes the revenues and expenses directly associated with owning and operating commercial property and hospitality assets, it provides a measure to evaluate the performance of the property operations.

Same-property NOI is a subset of NOI, which excludes NOI that is earned from assets acquired, disposed of or developed during the periods presented, or not of a recurring nature, and from opportunistic assets. Same-property NOI allows the Partnership to segregate the performance of leasing and operating initiatives on the portfolio from the impact to performance from investing activities and “one-time items,” which for the historical periods presented consist primarily of lease termination income.

FFO is defined as income, including equity accounted income, before realized gains (losses) from the sale of investment property (except gains (losses) related to properties developed for sale), fair value gains (losses) (including equity accounted fair value gains (losses)), depreciation and amortization of real estate assets, income tax expense (benefit), and less non-controlling interests of others in operating subsidiaries and properties. FFO is a widely recognized measure that is frequently used by securities analysts, investors and other interested parties in the evaluation of real estate entities, particularly those that own and operate income producing properties. The Partnership’s definition of FFO includes all of the adjustments that are outlined in the National Association of Real Estate Investment Trusts (“NAREIT”) definition of FFO. In addition to the adjustments prescribed by NAREIT, the Partnership also makes adjustments to exclude any unrealized fair value gains (or losses) that arise as a result of reporting under IFRS, and income taxes that arise as certain of its subsidiaries are structured as corporations as opposed to real estate investment trusts (“REITs”). These additional adjustments result in an FFO measure that is similar to that which would result if our partnership was organized as a REIT that determined net income in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), which is the type of organization on which the NAREIT definition is premised. The Partnership’s FFO measure will differ from other organizations applying the NAREIT definition to the extent of certain differences between the IFRS and U.S. GAAP reporting frameworks, principally related to the recognition of lease termination income. FFO provides a performance measure that, when compared year-over-year, reflects the impact on operations from trends in occupancy rates, rental rates, operating costs and interest costs.

Company FFO is defined as FFO before the impact of depreciation and amortization of non-real estate assets, transaction costs, gains (losses) associated with non-investment properties, imputed interest and the FFO that would have been attributable to unitholders’ shares of GGP Inc. (“GGP”), if all outstanding warrants of GGP were exercised on a noncash basis. The Partnership believes this adjustment appropriately reflects its full economic interest in GGP based on the common shares and warrants owned by the Partnership, as such warrants are currently exercisable. The adjustment also includes dilution adjustments to undiluted FFO as a result of the net settled warrants. Company FFO, similar to FFO discussed above, provides a performance measure that reflects the impact on operations of trends in occupancy rates, rental rates, operating costs and interest costs. In addition, the adjustments to Company FFO relative to FFO allow the Partnership insight into these trends for the real estate operations, by adjusting for non-real estate components.

Net income attributable to unitholders is defined as net income attributable to holders of general partnership units and limited partnership units of the Partnership, redeemable/exchangeable and special limited partnership units of Brookfield Property L.P. and limited partnership units of Brookfield Office Properties Exchange LP. Net income attributable to unitholders is used by the Partnership to evaluate the performance of the Partnership as a whole as each of the unitholders participates in the economics of the Partnership equally. In calculating net income attributable to unitholders per unit, the Partnership excludes the impact of mandatorily convertible preferred units in determining the average number of units outstanding as the holders of mandatorily convertible preferred units do not participate in current earnings. The Partnership reconciles this measure to basic net income attributable to unitholders per unit determined in accordance with IFRS which includes the effect of mandatorily convertible preferred units in the basic average number of units outstanding.

Brookfield Property Partners

Brookfield Property Partners is one of the world’s largest commercial real estate companies, with approximately $66 billion in total assets. We are leading owners, operators and investors in commercial property assets, with a diversified portfolio that includes 146 premier office properties and 126 best-in-class retail malls around the world. We also hold interests in multifamily, triple net lease, industrial, hospitality, self-storage, student housing and manufactured housing assets. Brookfield Property Partners is listed on the New York and Toronto stock exchanges. Further information is available at http://bpy.brookfield.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Property Partners is the flagship listed real estate company of Brookfield Asset Management, a leading global alternative asset manager with approximately $250 billion in assets under management.

Please note that BPY’s previous audited annual and unaudited quarterly reports have been filed on EDGAR and SEDAR and can also be found at http://bpy.brookfield.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

Certain of our investor relations content is also available on our investor relations app. To download Brookfield Property Partners' investor relations app, which offers access to SEC filings, press releases, presentations and more, please click here to download on your iPhone or iPad. To download the app on your Android mobile device, please click here.

Brookfield Contact:

Matthew Cherry

Senior Vice President, Investor Relations and Communications

Tel: (212) 417-7488

Email: matthew.cherry@brookfield.com

Conference Call and Quarterly Earnings Details

Investors, analysts and other interested parties can access BPY’s second quarter 2017 results as well as the letter to unitholders and supplemental information on BPY’s website at http://bpy.brookfield.com.

The conference call can be accessed via webcast on August 2, 2017 at 11:00 a.m. Eastern Time at http://bpy.brookfield.com under “Events & Presentations” or via teleconference by dialing (844) 358-9182 toll-free in the U.S. and Canada or for overseas calls, dial (478) 219-0399, passcode: 49820669 at approximately 10:50 a.m. A recording of the teleconference can be accessed by dialing (855) 859-2056 toll-free in the U.S. or Canada or for overseas calls, dial (404) 537-3406, passcode: 49820669.

Forward-Looking Statements

This press release contains “forward-looking information” within the meaning of Canadian provincial securities laws and applicable regulations and “forward-looking statements” within the meaning of “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts,” “likely,” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the ability to enter into new leases or renew leases on favorable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance our business; the behavior of financial markets, including fluctuations in interest and foreign exchanges rates; uncertainties of real estate development or redevelopment; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to our insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes and hurricanes; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

CONSOLIDATED BALANCE SHEET

	Jun. 30,	Dec. 31,
(US$ Millions)	2017	2016
Assets
Investment properties	$51,245	$48,784
Equity accounted investments in properties	17,493	16,844
Property, plant and equipment	5,476	5,357
Participating loan notes	474	471
Financial assets	1,326	1,294
Accounts receivable and other	4,108	3,774
Cash and cash equivalents	1,754	1,456
Assets held for sale	934	147
Total Assets	$82,810	$78,127
Liabilities and Equity
Corporate debt obligations	$1,230	$1,152
Funds subscription facilities	392	828
Asset-level debt obligations	33,263	30,070
Subsidiary borrowings	1,551	1,469
Capital securities	4,164	4,171
Deferred tax liability	2,956	2,455
Accounts payable and other liabilities	4,182	3,760
Liabilities associated with assets held for sale	563	61
Total liabilities	48,301	43,966
Equity
Limited partners	7,341	7,536
General partner	6	6
Non-controlling interests attributable to:
Limited partner units of the operating partnership held by Brookfield Asset Management Inc.	14,372	14,523
Limited partner units of Brookfield Office Properties Exchange LP	283	293
Interests of others in operating subsidiaries and properties	12,507	11,803
Total Equity	34,509	34,161
Total Liabilities and Equity	$82,810	$78,127

CONSOLIDATED STATEMENT OF OPERATIONS

	Three Months Ended Jun. 30,		Six Months Ended Jun. 30,
(US$ Millions)	2017	2016	2017	2016
Commercial property and hospitality revenue	$1,480	$1,282	$2,849	$2,494
Direct commercial property and hospitality expense	(689)	(594)	(1,321)	(1,170)
	791	688	1,528	1,324
Investment and other revenue	39	51	198	86
Share of net earnings from equity accounted investments	193	286	526	416
	1,023	1,025	2,252	1,826
Expenses
Interest expense	(510)	(401)	(982)	(817)
Depreciation and amortization	(69)	(61)	(132)	(125)
General and administrative expense	(156)	(138)	(307)	(269)
Investment and other expense	-	(1)	(122)	(1)
	288	424	709	614
Fair value (losses) gains, net	454	286	378	623
Income tax (expense)	(78)	(141)	(236)	(228)
Net income	$664	$569	$851	$1,009

Net income attributable to:
Limited partners	$87	$129	$27	$221
General partner	-	-	-	-
Non-controlling interests:
Limited partner units of the operating partnership held by Brookfield Asset Management Inc.	148	214	45	369
Limited partner units of Brookfield Office Properties Exchange LP	4	6	1	10
Interests of others in operating subsidiaries and properties	425	220	778	409
	$664	$569	$851	$1,009

RECONCILIATION OF NON-IFRS MEASURES

	Three Months Ended Jun. 30,		Six Months Ended Jun. 30,
(US$ Millions)	2017	2016	2017	2016
Commercial property and hospitality revenue	$1,480	$1,282	$2,849	$2,494
Direct commercial property and hospitality expense	(689)	(594)	(1,321)	(1,170)
NOI	791	688	1,528	1,324
Investment and other revenue	39	51	198	86
Share of equity accounted income excluding fair value gains	248	220	460	438
Interest expense	(510)	(401)	(982)	(817)
General and administrative expense	(156)	(138)	(307)	(269)
Investment and other expense	-	(1)	(122)	(1)
Depreciation and amortization of non-real estate assets	(11)	(5)	(17)	(10)
Non-controlling interests of others in operating subsidiaries and properties in FFO	(174)	(175)	(329)	(317)
FFO	227	239	429	434
Depreciation and amortization of non-real estate assets, net(1)	7	5	13	11
Transaction costs(1)	2	10	16	19
Gains/losses on disposition of non-investment properties(1)	1	(14)	-	(20)
Imputed Interest(2)	9	-	14	-
FFO from GGP Warrants(3)	12	10	23	23
Company FFO	$258	$250	$495	$467

FFO	227	239	429	434
Depreciation and amortization of real estate assets	(58)	(56)	(115)	(115)
Fair value (losses) gains, net	454	286	378	623
Share of equity accounted income - Non FFO	(55)	66	66	(22)
Income tax (expense) benefit	(78)	(141)	(236)	(228)
Non-controlling interests of others in operating subsidiaries and properties in non-FFO	(251)	(45)	(449)	(92)
Non-controlling interests of others in operating subsidiaries and properties	425	220	778	409
Net income	$664	$569	$851	$1,009

(1)	Presented net of non-controlling interests on a proportionate basis.

(2)	Represents imputed interest on commercial developments accounted for under the equity method under IFRS

(3)	Represents the FFO that would have been attributable to the Partnership’s shares of GGP, if all outstanding warrants of GGP were exercised on a cashless basis. It also includes dilution adjustments to undiluted FFO as a result of the net settled warrants.

NET INCOME PER UNIT

	Three months ended
	Jun. 30, 2017			Jun.30, 2016
(US$ Millions, except per unit amounts)	Net income attributable to Unitholders	Average number of units	Per unit	Net income attributable to Unitholders	Average number of units	Per unit
Basic	$239	704.6	$0.34	$349	711.2	$0.49
Number of units on conversion of preferred shares(1)	-	70.0	-	-	70.0	-
Basic per IFRS	239	774.6	0.31	349	781.2	0.45
Dilutive effect of conversion of capital securities and options	7	22.3	0.31	10	37.3	0.27
Fully-diluted per IFRS	$246	796.9	$0.31	$359	818.5	$0.44

(1)	IFRS requires the inclusion of preferred shares that are mandatorily convertible into units at a price of $25.70 without an add back to earnings of the associated carry on the preferred shares.

	Three months ended
	Jun. 30, 2017			Jun.30, 2016
(US$ Millions, except per unit amounts)	Net income attributable to Unitholders	Average number of units	Per unit	Net income attributable to Unitholders	Average number of units	Per unit
Basic per management	$239	704.6	$0.34	$349	711.2	$0.49
Dilutive effect of conversion of preferred shares(1)	29	70.0	0.41	29	70.0	0.41
Dilutive effect of conversion of capital securities and options	7	22.3	0.31	10	37.3	0.27
Fully-diluted per management	$275	796.9	$0.35	$388	818.5	$0.47

(1)	Represents preferred shares that are mandatorily convertible into units at a price of $25.70 and the associated carry.

NET INCOME PER UNIT

	Six months ended
	Jun. 30, 2017			Jun.30, 2016
(US$ Millions, except per unit amounts)	Net income attributable to Unitholders	Average number of units	Per unit	Net income attributable to Unitholders	Average number of units	Per unit
Basic	$73	705.7	$0.10	$600	711.2	$0.84
Number of units on conversion of preferred shares(1)	-	70.0	-	-	70.0	-
Basic per IFRS	73	775.7	0.09	600	781.2	0.77
Dilutive effect of conversion of capital securities and options(2)	-	0.2	-	21	37.1	0.57
Fully-diluted per IFRS	$73	775.9	$0.09	$621	818.3	$0.76

(1)	IFRS requires the inclusion of preferred shares that are mandatorily convertible into units at a price of $25.70 without an add back to earnings of the associated carry on the preferred shares

(2)	For the six months ended June 30, 2017, the conversion of capital securities was anti-dilutive and therefore excluded from the calculation of fully-diluted net income per IFRS.

	Six months ended
	Jun. 30, 2017			Jun.30, 2016
(US$ Millions, except per unit amounts)	Net income attributable to Unitholders	Average number of units	Per unit	Net income attributable to Unitholders	Average number of units	Per unit
Basic per management	$73	705.7	$0.10	$600	711.2	$0.84
Dilutive effect of conversion of preferred shares(1)	58	70.0	0.83	58	70.0	0.83
Dilutive effect of conversion of capital securities and options	16	28.2	0.57	21	37.1	0.57
Fully-diluted per management	$147	803.9	$0.18	$679	818.3	$0.83

(1)	Represents preferred shares that are mandatorily convertible into units at a price of $25.70 and the associated carry